EXHIBIT 99.1

Caledonia Mining Corporation Plc: Shareholder Webinar following Results for the Quarter ended June 30, 2021

ST HELIER, Jersey, Aug. 11, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL) announces that following the release on Thursday 12 August of its operating and financial results for the quarter and the six months ended June 30, 2021, it will host a conference webinar to discuss the results and the outlook for the Company.

The Zoom details for this call are set out below:

Date: Thursday 12th August
Time: 16.30 GMT
Details:

Please click the link below to join the webinar:
https://caledoniamining.zoom.us/j/92437639930?pwd=QnhuRE5FTDZYUWl0a05nSmFRREt0dz09
Passcode: 717117

Or Telephone:
Dial (for higher quality, dial a number based on your current location):
US: +1 312 626 6799 or +1 346 248 7799 or +1 646 558 8656 or +1 669 900 9128 or +1 253 215 8782 or +1 301 715 8592
Webinar ID: 924 3763 9930
Passcode: 717117

International numbers available: https://caledoniamining.zoom.us/u/adZFCW31rd

There will also be a Results presentation video with Management that will be available on the Caledonia website at https://www.caledoniamining.com/media/#corpvideos

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538